UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Hudson Technologies
(Name of Issuer)
Common
(Title of Class of Securities)
444144109
(CUSIP Number)
June 28th,2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box :
..X. Rule 13d-1(b)
... Rule 13d-1(c)
... Rule 13d-1(d)


13G
CUSIP No. Page X of XX
1. Names of Reporting Persons.
Ernest Lazarus
2. Check the Appropriate Box if a Member of a Group
(a) ..
(b) ..
3. SEC Use Only
4. Citizenship or Place of Organization
United States
Number of Shares
Beneficially
Owned by
Each Reporting
Person With:
5. Sole Voting Power 3959915
6. Shared Voting Power 0
7. Sole Dispositive Power 3959915
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3959915
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ..
11. Percent of Class Represented by Amount in Row (9)
12. Type of Reporting Person IN

13G
CUSIP No. 444144109
ITEM 1.
(a) Name of Issuer: Hudson Technologies
(b) Address of Issuer's Offices:
 1 Blue Hill Plaza 14th Floor Pearl River , NY 10965
ITEM 2.
(a) Name of Person Filing: Ernest Lazarus
(b) Address Residence: 2604 Totana Ct San Ramon, Ca. 94583
(c) Citizenship: United States of America
(d) Title of Class of Securities: Common
(e) CUSIP Number:444144109
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a) [_] Broker or dealer registered under Section 15 of the Act.
(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act.
(d) [_] Investment co. registered under Section 8 of the I.C.A of 1940
(e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund
(g) [_] A parent holding company or control person
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number sand percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3959915
(b) Percent of class: 9.307
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 3959915
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 3959915
(iv) Shared power to dispose or to direct the disposition of 0




July 26,2019
(Date)
E. Lazarus
(Signature)
Ernest Lazarus
(Name/Title)